UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 5)1

Town Sports International Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

89214A102
(CUSIP Number)

Patrick Walsh
PW Partners Atlas Funds, LLC
141 W. Jackson Blvd., Suite 1702
Chicago, Illinois 60604
(312) 347-1709

Steve Wolosky, Esq.
Ron S. Berenblat, Esq.
Olshan Frome Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 24, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 89214A102

1	NAME OF REPORTING PERSON PW Partners Atlas Fund III LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,401,183
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,401,183
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,401,183
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 89214A102

1	NAME OF REPORTING PERSON PW Partners Atlas Funds, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,401,183
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,401,183
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,401,183
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 89214A102

1	NAME OF REPORTING PERSON PW Partners Master Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 25,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 25,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 89214A102

1	NAME OF REPORTING PERSON PW Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 25,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 25,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 89214A102

1	NAME OF REPORTING PERSON PW Partners Capital Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,426,183
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,426,183
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,426,183
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.0%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 89214A102

1	NAME OF REPORTING PERSON Patrick Walsh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 76,319
	8	SHARED VOTING POWER 2,426,183
	9	SOLE DISPOSITIVE POWER 76,319
	10	SHARED DISPOSITIVE POWER 2,426,183
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,502,502
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 89214A102

1	NAME OF REPORTING PERSON Glenn Colarossi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 89214A102

1	NAME OF REPORTING PERSON Mark A. McEachen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,369
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,369
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,369
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 89214A102

1	NAME OF REPORTING PERSON Jeffrey C. Neal
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 89214A102

1	NAME OF REPORTING PERSON Thomas W. Plummer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 89214A102

1	NAME OF REPORTING PERSON L. Spencer Wells
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,369
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,369
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,369
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 89214A102

The following constitutes Amendment No. 5 to the Schedule 13D filed by the undersigned (“Amendment No. 5”).  This Amendment No. 5 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following:

On March 24, 2015, the PW Parties and the HG Parties entered into a Nomination and Standstill Agreement with the Issuer (the “Agreement”) in connection with matters relating to the composition of the Board of Directors of the Issuer (the “Board”) and the 2015 annual meeting of stockholders of the Issuer (the “2015 Annual Meeting”).  Additionally, effective March 24, 2015, the PW Parties, the HG Parties, Glenn Colarossi, Mark A. McEachen, Jeffrey C. Neal, Thomas W. Plummer and L. Spencer Wells terminated the Group and Solicitation Agreement, dated January 7, 2015.  Accordingly, the PW Parties, the HG Parties and Messrs. Colarossi, McEachen, Neal, Plummer and Wells are no longer members of a Section 13(d) group with one another.  Messrs. Colarossi, McEachen, Neal, Plummer and Wells shall cease to be Reporting Persons immediately after the filing of this Amendment No. 5.  The PW Parties and the HG Parties will continue to separately file statements on Schedule 13D with respect to their respective investments in securities of the Issuer to the extent required by applicable law.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On March 24, 2015, the PW Parties and the HG Parties entered into the Agreement with the Issuer.  Pursuant to the terms of the Agreement, the size of the Board was increased from seven to eight members and Mark A. McEachen, Patrick Walsh and L. Spencer Wells (the “Nominees”) were appointed to the Board.  Simultaneously with such appointment, Paul N. Arnold and J. Rice Edmonds resigned from the Board.  In addition, the Issuer agreed to include the Nominees in its slate of director nominees for election at the 2015 Annual Meeting and to recommend and solicit proxies for their election.

As part of the Agreement, the PW Parties and the HG Parties (a) withdrew their nomination notice dated January 7, 2015, pursuant to which they had nominated a slate of six director nominees to stand for election at the 2015 Annual Meeting, and (b) agreed to vote in favor of the Issuer’s slate of director nominees at the 2015 Annual Meeting.

The Agreement also imposes certain “standstill” restrictions on the PW Parties and the HG Parties, which will terminate on the date ten business days prior to the deadline for stockholders to submit director nominations at the 2016 annual meeting of stockholders of the Issuer (with certain exceptions limited to the restriction on the ability to take action by written consent which will survive until the earlier of May 15, 2016 and the 2016 annual meeting of stockholders of the Issuer).

The Issuer also agreed to redeem, effective immediately, the rights issued pursuant to the Rights Agreement, dated December 31, 2014, between the Issuer and Computershare, Inc., as Rights Agent.

The foregoing description of the terms and conditions of the Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) - 5(c) are hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 24,358,013 Shares outstanding as of February 19, 2015, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 27, 2015.

CUSIP NO. 89214A102

As of the close of business on the date hereof, Atlas Fund III beneficially owned directly 2,401,183 Shares, PW Master Fund beneficially owned directly 25,000 Shares and Mr. Walsh beneficially owned directly 76,319 Shares (including 6,369 Shares awarded to him in his capacity as a director of the Issuer), constituting approximately 9.9%, less than 1%, and less than 1%, respectively, of the Shares outstanding.

Atlas Fund GP, as the general partner of Atlas Fund III, may be deemed to beneficially own the 2,401,183 Shares directly beneficially owned by Atlas Fund III, constituting approximately 9.9% of the Shares outstanding.

PW Master Fund GP, as the general partner of PW Master Fund, may be deemed to beneficially own the 25,000 Shares directly beneficially owned by PW Master Fund, constituting less than 1% of the Shares outstanding.

PW Capital Management, as the investment manager with respect to each of Atlas Fund III and PW Master Fund, may be deemed to beneficially own the 2,426,183 Shares directly beneficially owned in the aggregate by Atlas Fund III and PW Master Fund, constituting approximately 10.0% of the Shares outstanding.  Mr. Walsh, as the Managing Member and Chief Executive Officer of each of Atlas Fund GP and PW Master Fund GP and the Managing Member of PW Capital Management, may be deemed to beneficially own the 2,426,183 Shares beneficially owned in the aggregate by Atlas Fund GP, PW Master Fund GP and PW Capital Management, which, together with the Shares he directly beneficially owns, constitutes an aggregate of 2,502,502 Shares or approximately 10.3% of the Shares outstanding.

As of the close of business on the date hereof, Mr. McEachen owned 6,369 Shares awarded to him in his capacity as a director of the Issuer, constituting less than 1% of the Shares outstanding.

As of the close of business on the date hereof, Mr. Wells owned 6,369 Shares awarded to him in his capacity as a director of the Issuer, constituting less than 1% of the Shares outstanding.

As of the close of business on the date hereof, none of Messrs. Colarossi, Neal or Plummer beneficially owned any Shares.

(b)           Each of Atlas Fund III, Atlas Fund GP, PW Capital Management and Mr. Walsh have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares beneficially owned directly by Atlas Fund III.

Each of PW Master Fund, PW Master Fund GP, PW Capital Management and Mr. Walsh have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares beneficially owned directly by PW Master Fund.  Mr. Walsh has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares beneficially owned directly by him.

Each of Messrs. McEachen and Wells has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares beneficially owned directly by him.

(c)           On March 24, 2015, the Issuer awarded 6,369 Shares to each of Messrs. McEachen, Walsh and Wells in their capacities as directors of the Issuer.  There were no other transactions in securities of the Issuer effected by the Reporting Persons during the past 60 days.

CUSIP NO. 89214A102

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

Reference is made to the Agreement defined and described in Items 2 and 4 above.

The Group and Solicitation Agreement was terminated by the Reporting Persons and the HG Parties as discussed in Item 2 above.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1
Nomination and Standstill Agreement by and among Town Sports International Holdings, Inc., PW Partners Atlas Fund III LP, PW Partners Master Fund LP, PW Partners Atlas  Funds, LLC, PW Partners, LLC, PW Partners Capital Management LLC, Patrick Walsh, HG Vora Special Opportunities Master Fund, Ltd., HG Vora Capital Management, LLC and Parag Vora, dated March 24, 2015.

CUSIP NO. 89214A102

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated:	March 25, 2015

PW PARTNERS ATLAS FUND III LP

By:	PW Partners Atlas Funds, LLC General Partner

By:	/s/ Patrick Walsh
	Name:	Patrick Walsh
	Title:	Managing Member and Chief Executive Officer

PW PARTNERS MASTER FUND LP

By:	PW Partners, LLC General Partner

By:	/s/ Patrick Walsh
	Name:	Patrick Walsh
	Title:	Managing Member and Chief Executive Officer

PW PARTNERS ATLAS FUNDS, LLC

By:	/s/ Patrick Walsh
	Name:	Patrick Walsh
	Title:	Managing Member and Chief Executive Officer

PW PARTNERS, LLC

By:	/s/ Patrick Walsh
	Name:	Patrick Walsh
	Title:	Managing Member and Chief Executive Officer

PW PARTNERS CAPITAL MANAGEMENT LLC

By:	/s/ Patrick Walsh
	Name:	Patrick Walsh
	Title:	Managing Member

CUSIP NO. 89214A102

/s/ Patrick Walsh
PATRICK WALSH

/s/ Glenn Colarossi
GLENN COLAROSSI

/s/ Mark A. McEachen
MARK A. MCEACHEN

/s/ Jeffrey C. Neal
JEFFREY C. NEAL

/s/ Thomas W. Plummer
THOMAS W. PLUMMER

/s/ L. Spencer Wells
L. SPENCER WELLS